sodastream

Q4 and FY 2012 Performance

Supplement to Press Release of February 20, 2013

Safe Harbor Statement

This presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

These statements include descriptions regarding the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," potential" or "continue," the negative of these terms and other comparable terminology. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under "Risk Factors" in the Company's Form 20-F, that may cause the Company's actual results, performance or achievements to differ materially from those set forth in the forward-looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies.

Non-IFRS Financial Measures

This presentation contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA"), and Adjusted diluted earnings per share ("Adjusted diluted EPS")

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the share-based compensation expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which exclude share-based compensation expense, should be considered in evaluating the Company's operations. Adjusted net income and Adjusted diluted EPS exclude share-based compensation because it is a non-cash expense that does not reflect the performance of the Company's underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this presentation have been reconciled to the IFRS results in the tables at the end of this presentation.

Financial Highlights Q4 2012 / Q4 2011

	Q4 2012	% Change
Total Revenues	$132.9 million	+55%
Soda Maker Units	1.1 million	+45%
Flavor Units	7.4 million	+60%
CO_2 Refill Units	4.3 million	+26%
Net Income	$7.5 million	+42%
Adjusted Net Income	$9.4 million	+41%
EPS*	$0.36	+38%
Adjusted EPS*	$0.45	+41%

*Based on 21.0 million weighted shares outstanding Q4 2012 compared to 20.8 million weighted shares outstanding Q4 2011

Financial Highlights FY 2012 / FY 2011

	FY 2012	% Change
Total Revenues	$436.3 million	+51%
Soda Maker Units	3.5 million	+29%
Flavor Units	28.1 million	+49%
CO_2 Refill Units	16.5 million	+24%
Net Income	$43.9 million	+60%
Adjusted Net Income	$50.0 million	+52%
EPS*	$2.09	+56%
Adjusted EPS*	$2.39	+49%

*Based on 21.0 million weighted shares outstanding FY 2012 compared to 20.6 million weighted shares outstanding FY 2011

Quarterly Revenue Growth

Quarterly Revenues 2009 - 2012 (in $ Million)


140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
27.9
39.1
58.5
87.9
31.6
50.0
69.1
103.0
35.9
54.5
75.7
112.5
40.9
64.9
85.7
132.9
Q1
Q2
Q3
Q4
2009
2010
2011
2012

Annual Revenue Growth


Revenues 2009 - 2012 (in $ Million)
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
136.2
208.4
289.0
436.3
2009
2010
2011
2012

Soda Maker Units

Quarterly Soda Maker Unit Sales 2009-2012 (in thousands)


1,200
1,000
800
600
400
200
-
184
297
592
683
203
463
634
764
285
449
717
941
385
712
767
1,111
Q1
Q2
Q3
Q4
2009
2010
2011
2012

Soda Maker Units

Annual Soda Maker Unit Sales 2009-2012 (in thousands)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,057
1,922
2,710
3,499
2009
2010
2011
2012

CO2 Refill Units



Quarterly Refill Unit Sales 2009-2012 (in millions)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
1.9
2.3
2.9
3.7
2.1
2.5
3.4
4.2
2.2
2.8
3.6
4.3
2.3
2.7
3.4
4.3
Q1
Q2
Q3
Q4
2009
2010
2011
2012

CO2 Refill Units


Annual Refill Unit Sales 2009-2012 (in millions)
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8.5
10.3
13.3
16.5
2009
2010
2011
2012

Flavor Units

Quarterly Flavor Unit Sales 2009-2012 (in millions)



9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.4
3.0
3.8
5.8
1.7
3.1
6.1
7.2
2.0
4.1
4.4
7.7
2.2
3.7
4.6
7.4
Q1
Q2
Q3
Q4
2009
2010
2011
2012

Flavor Units


Annual Flavor Unit Sales 2009-2012 (in millions)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
7.3
13.8
18.9
28.1
2009
2010
2011
2012

Fiscal 2013 Guidance Update

- Revenue growth of approximately 25% over 2012 revenue of $436.3 million
- Adjusted net income growth of approximately 25% over 2012 adjusted net income of $50.0 million
- Net income growth of approximately 18% over 2012 net income of $43.9 million

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations Q4-2012 vs. Q4-2011

	2011			2012		
	Reported (Unadjusted)	Share based payment	Adjusted	Reported (Unadjusted)	Share based payment	Adjusted
	(Unaudited)					
	In thousands (other than per share amounts)					
Revenue	$ 85,688	$ -	$ 85,688	$ 132,947	$ -	$ 132,947
Cost of revenue	36,549	-	36,549	62,439	-	62,439
Gross profit	49,139	-	49,139	70,508	-	70,508
Operating expenses						
Sales and marketing	36,432	-	36,432	52,833	-	52,833
General and administrative	7,422	(1,349)	6,073	10,160	(1,896)	8,264
Other income, net	(38)	-	(38)	(350)	-	(350)
Total operating expenses	43,816	(1,349)	42,467	62,643	(1,896)	60,747
Operating income	5,323	1,349	6,672	7,865	1,896	9,761
Interest expense (income), net	(326)	-	(326)	129	-	129
Other financial expense, net	22	-	22	125	-	125
Total financial expense (income), net	(304)	-	(304)	254	-	254
Income before income taxes	5,627	1,349	6,976	7,611	1,896	9,507
Income tax expense	306	-	306	78	-	78
Net income for the period	$ 5,321	$ 1,349	$ 6,670	$ 7,533	$ 1,896	$ 9,429
Net income per share						
Basic	$ 0.26		$ 0.34	$ 0.37		$ 0.46
Diluted	$ 0.26		$ 0.32	$ 0.36		$ 0.45
Weighted average number of shares						
Basic	20,081		20,081	20,530		20,530
Diluted	20,826		20,826	21,047		21,047

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations FY-2012 vs. FY-2011

	2011			2012		
	Reported (Unadjusted)	Share based payment	Adjusted	Reported (Unadjusted)	Share based payment	Adjusted
	(Unaudited)					
	In thousands (other than per share amounts)					
Revenue	$ 288,953	$ -	$ 288,953	$ 436,316	$ -	$ 436,316
Cost of revenue	131,405	-	131,405	200,491	-	200,491
Gross profit	157,548	-	157,548	235,825	-	235,825
Operating expenses						
Sales and marketing	99,170	-	99,170	153,009	-	153,009
General and administrative	29,829	(5,389)	24,440	37,767	(6,189)	31,578
Other income, net	(158)	-	(158)	(484)	-	(484)
Total operating expenses	128,841	(5,389)	123,452	190,292	(6,189)	184,103
Operating income	28,707	5,389	34,096	45,533	6,189	51,722
Interest expense (income), net	(1,526)	-	(1,526)	169	-	169
Other financial expense (income), net	(625)	-	(625)	767	-	767
Total financial expense (income), net	(2,151)	-	(2,151)	936	-	936
Income before income taxes	30,858	5,389	36,247	44,597	6,189	50,786
Income tax expense	3,373	-	3,373	737	-	737
Net income for the period	$ 27,485	$ 5,389	$ 32,874	$ 43,860	$ 6,189	$ 50,049
Net income per share						
Basic	$ 1.40		$ 1.69	$ 2.16		$ 2.46
Diluted	$ 1.34		$ 1.60	$ 2.09		$ 2.39
Weighted average number of shares						
Basic	19,553		19,553	20,344		20,344
Diluted	20,572		20,572	20,968		20,968